UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F  ☒   Form 40-F  ☐

                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                Yes  ☐   No  ☒

                (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V.

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Dated: 8 July 2003

First Quarter 2003 Report

March 31, 2003

of

Kappa Packaging

(€ in millions)	First Quarter 2003	First Quarter 2002	% change
Sales	720.9	711.6	+1.3%
EBITDA	116.4	122.2	-4.7%
EBITDA as % of sales	16.2%	17.2%

Eindhoven, May 9th 2003

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes," “expects," “may," “intends," “will," “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this First Quarter 2003 Report to the “Group," “Kappa Packaging," the “Company," “we," “our," “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Acquisitions

In March 2003, Kappa Packaging agreed to acquire a small Norwegian corrugated board manufacturer Grenland Papp AS and to increase its interest in Orko Pak B.V. from 50% to 100%, a small corrugated sheet plant in The Netherlands.

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2002.

External reporting

The financial information included in the First Quarter 2003 Report is unaudited.

Financial review of First Quarter 2003

Kappa Packaging (€ in millions)	First Quarter 2003	% of sales	First Quarter 2002	% of sales

Sales	720.9	100.0	711.6	100.0
Net change in work in progress and finished goods	11.0	1.5	6.4	0.9
Raw material costs	(255.3)	(35.4)	(249.4)	(35.0)
External services	(135.9)	(18.8)	(130.7)	(18.4)
Gross margin	340.7	47.3	337.9	47.5
Labor costs	(172.6)	(23.9)	(168.3)	(23.6)
Other operating costs, net	(51.7)	(7.2)	(47.4)	(6.7)
EBITDA	116.4	16.2	122.2	17.2
Depreciation	(42.9)	(6.0)	(42.6)	(6.0)
EBITA	73.5	10.2	79.6	11.2

Sales

Sales of Kappa Packaging increased by €9.3 million, or 1.3%, to €720.9 million in the first quarter of 2003 from €711.6 million in the first quarter of 2002.

The average sales prices for recycled corrugated case materials, kraftliner and packaging products increased in the first quarter of 2003 compared to the same period last year. Sales volumes increased by 0.9% compared to the first quarter of 2002, due to increased sales volumes in our Paper & Board segment (+2.7%), partly offset by lower sales volumes in our Packaging segment (-1.3%).

Compared to the fourth quarter of 2002, average sales prices for recycled corrugated case materials and solid board decreased, whereas the average sales prices for kraftliner remained at about the same level. Average sales prices for packaging products decreased only slightly. Sales volumes increased by 5.5% compared to the fourth quarter of 2002 as a result of increased sales volumes in our Paper & Board segment (+10.2%), whereas sales volumes in our Packaging segment remained at about the same level. The increase in sales volumes in the Paper & Board segment was mainly realized in kraftliner, partly due to the successful 2002 investment.

Raw material costs

Raw material costs of Kappa Packaging increased by €5.9 million, or 2.4%, to €255.3 million in the first quarter of 2003 from €249.4 million in the same period last year. As a percentage of sales, raw material costs increased to 35.4% from 35.0%.

Compared to the fourth quarter of 2002, raw material costs decreased by €17.7 million, or 6.5%, to €255.3 million in the first quarter of 2003, which was mainly due to lower average prices for recycled corrugated case materials and solid board. The increase in sales volumes was mainly realized in kraftliner, which did not result in higher raw material costs compared to the fourth quarter of 2002 due to improved production efficiencies. Average prices for recovered paper increased slightly in the first quarter of 2003 compared to the fourth quarter of 2002 as prices for recovered mixed paper increased as from March 2003 from €55 to €65 per tonne. As a percentage of sales, raw material costs decreased from 37.7% in the fourth quarter of 2002 to 35.4% in the first quarter of 2003.

External services

External services increased by €5.2 million, or 4.0%, to €135.9 million in the first quarter of 2003. The increase was mainly due to increased energy costs as a result of increased oil prices.

Labor costs

Labor costs of Kappa Packaging increased by €4.3 million, or 2.6%, to €172.6 million in the first quarter of 2003. This increase, compared to the first quarter of 2002, is mainly the result of general wage increases and increased pension charges, partly offset by a decrease in the average number of full time employees of approximately 3%.

Other operating costs, net

Other operating costs, net increased by €4.3 million, or 9.1%, to €51.7 million in the first quarter of 2003 from €47.4 million in the first quarter of 2002. The increase is mainly the result of increased insurance and rental expenses.

EBITDA

EBITDA of Kappa Packaging decreased by €5.8 million, or 4.7%, to €116.4 million in the first quarter of 2003 from €122.2 million in the first quarter of 2002. The decrease was primarily due to decreased EBITDA in our Paper & Board segment (€4.3 million).

Compared to the fourth quarter of 2002, EBITDA of Kappa Packaging increased by €9.4 million, or 8.8%, to €116.4 million in the first quarter of 2003.

Liquidity and cash flow

(€ in millions)

The net cash outflow of Kappa Packaging for the first quarter 2003 amounted to €14.0 million, compared to €16.3 million in the first quarter 2002.

Kappa Packaging generated a net cash inflow from commercial operations of €55.5 million compared to €79.2 million in 2002. This reflects a decrease of €23.7 million, which is mainly the result of decreased EBITDA (€5.8 million), increased working capital (€27.8 million) and decreased payments from provisions.

The decrease in interest paid from €52.6 million in the first quarter of 2002 to €30.1 million in the first quarter of 2003 is mainly due to a change in the timing of the interest payments on the Senior Bank Debt.

As a result, Kappa Packaging realized a net cash inflow from operating activities of €20.1 million in the first quarter of 2003 compared to a net cash inflow of €23.0 million in 2002.

The net cash outflow of investing activities decreased by €1.2 million from €34.7 million in the first quarter of 2002 to €33.5 million in the first quarter of 2003, mainly due to decreased capital expenditures (€2.7 million). Capital expenditures amounted to €31.9 million in the first quarter of 2003.

Kappa Packaging realized a net cash outflow from financing activities of €0.6 million in the first quarter of 2003 compared to a net cash outflow of €4.6 million in the same period last year.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (Paper & Board) and the corrugated and solid board packaging business (Packaging). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and specialty/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	First Quarter 2003	% of sales	First Quarter 2002	% of sales

Sales	325.6	100.0	305.2	100.0
Net change in work in progress and finished goods	(0.1)	(0.0)	(0.3)	(0.1)
Raw material costs	(114.1)	(35.1)	(98.7)	(32.3)
External services	(77.9)	(23.9)	(71.7)	(23.5)
Gross margin	133.5	41.0	134.5	44.1
Labor costs	(46.7)	(14.4)	(45.3)	(14.8)
Other operating costs, net	(18.6)	(5.7)	(16.7)	(5.5)
EBITDA	68.2	20.9	72.5	23.8
Depreciation	(21.5)	(6.6)	(19.9)	(6.5)
EBITA	46.7	14.3	52.6	17.2

Sales

Sales of the Paper & Board segment increased by €20.4 million, or 6.7%, to €325.6 million from €305.2 million as a result of higher sales volumes and higher average sales prices for recycled corrugated case materials and kraftliner. Sales volumes in the first quarter 2003 increased by 2.7% compared to the first quarter of 2002.

Compared to the fourth quarter of 2002, sales increased by €17.0 million, or 5.5%, to €325.6 million. from €308.6 million, mainly due to increased sales volumes (+10.2%). This increase in sales volumes was mainly realized in kraftliner. The average sales prices for recycled corrugated case materials and solid board decreased in the first quarter of 2003 compared to the fourth quarter of 2002, whereas the average sales prices for kraftliner remained at about the same level.

Raw material costs

Raw material costs of the Paper & Board segment increased by €15.4 million, or 15.6%, to €114.1 million mainly due to higher average prices for recovered paper. As a percentage of sales, raw material costs increased to 35.1% from 32.3%.

Compared to the fourth quarter of 2002, raw material costs decreased by €0.5 million, or 0.4%, to €114.1 million from €114.6 million. The increase in sales volumes in kraftliner did not result in higher raw material costs as compared to the fourth quarter of 2002, due to improved production efficiencies in the first quarter of 2003. Average prices for recovered paper increased slightly in the first quarter of 2003 as compared to the fourth quarter of 2002 as prices for recovered mixed paper increased as from March 2003.

External services

External services of the Paper & Board segment increased by €6.2 million, or 8.6%, to €77.9 million mainly due to increased energy costs as a result of increased oil prices.

Labor costs

Labor costs increased by €1.4 million, or 3.1%, to €46.7 million from €45.3 million. The increase is mainly the net result of general wage increases and higher pension costs, partly offset by a decrease in the average number of full time employees by about 5%.

Other operating costs, net

Other operating costs, net of the Paper & Board segment increased by €1.9 million, or 11.4%, to €18.6 million from €16.7 million. The increase is mainly caused by increased insurance expenses.

EBITDA

EBITDA of the Paper & Board segment decreased by €4.3 million, or 5.9%, to €68.2 million in the first quarter of 2003 from €72.5 million in the first quarter of 2002.

Packaging

Packaging (€ in millions)	First Quarter 2003	% of sales	First Quarter 2002	% of sales

Sales	556.9	100.0	549.8	100.0
Net change in work in progress and finished goods	11.1	2.0	6.6	1.2
Raw material costs	(302.7)	(54.3)	(294.8)	(53.6)
External services	(57.8)	(10.4)	(58.6)	(10.7)
Gross margin	207.5	37.3	203.0	36.9
Labor costs	(120.3)	(21.6)	(117.9)	(21.4)
Other operating costs, net	(32.5)	(5.9)	(30.7)	(5.6)
EBITDA	54.7	9.8	54.4	9.9
Depreciation	(20.5)	(3.7)	(22.0)	(4.0)
EBITA	34.2	6.1	32.4	5.9

Sales

Sales of the Packaging segment increased by €7.1 million, or 1.3%, to €556.9 million from €549.8 million. Sales volumes in the first quarter of 2003 decreased by 1.3% compared to the first quarter 2002. The average sales prices for packaging products increased compared to the first quarter of 2002.

Compared to the fourth quarter of 2002, sales decreased by €5.7 million, or 1.0%, to €556.9 million from €562.6 million, mainly due to slightly lower average sales prices for packaging products. Sales volumes of packaging products remained about on the same level as in the fourth quarter of 2002.

Raw material costs

Raw material costs of the Packaging segment increased by €7.9 million, or 2.6%, to €302.6 million from €294.8 million. As a percentage of sales, raw material costs increased to 54.3% from 53.6%.

Compared to the fourth quarter of 2002, raw material costs decreased by €3.1 million, or 1.0%, to €302.7 million from €305.8 million mainly due to lower average sales prices for recycled corrugated case materials and solid board.

External services

External services decreased by €0.8 million, or 1.4%, to €57.8 million from €58.6 million.

Labor costs

Labor costs of the Packaging segment increased by €2.4 million, or 2.0%, to €120.3 million from €117.9 million. The increase is mainly the net result of general wage increases and higher pension costs, offset by a decrease in the average number of full time employees by about 2%.

Other operating costs, net

Other operating costs, net increased by €1.8 million, or 5.9%, to €32.5 million from €30.7 million mainly due to increased insurance and rental expenses.

EBITDA

EBITDA of the Packaging segment increased by €0.3 million, or 0.6%, to €54.7 million from €54.4 million.

Kappa Packaging
Consolidated statements of income

(€ in millions)	First Quarter 2003*	First Quarter 2002*

Sales	720.9	711.6

Net change in work in progress and finished goods	11.0	6.4

Net sales including net change in work in progress and finished goods	731.9	718.0

Raw materials	(255.3)	(249.4)
External services	(135.9)	(130.7)

Gross margin	340.7	337.9

Labor costs	(172.6)	(168.3)
Depreciation and amortization	(50.0)	(49.5)
Other operating costs, net	(51.7)	(47.4)

Operating result	66.4	72.7

Net financial items	(59.9)	(55.8)

Result before taxation	6.5	16.9

Taxation	(4.1)	(6.6)
Income from participations	0.1	—
Minority interests	—	—

Net result	2.5	10.3

* unaudited

Kappa Packaging
Consolidated EBITDA and EBITA

(€ in millions)	First Quarter 2003*	First Quarter 2002*

Operating result	66.4	72.7
Depreciation and amortization	50.0	49.5

EBITDA	116.4	122.2

Depreciation	(42.9)	(42.6)

EBITA	73.5	79.6

* unaudited

Kappa Packaging
Consolidated balance sheets

(€ in millions)	March 31, 2003*	December 31, 2002

Fixed assets
Intangible fixed assets	876.2	882.1
Tangible fixed assets	1,633.3	1,654.7
Financial fixed assets	93.4	93.6

Total fixed assets	2,602.9	2,630.4

Current assets
Inventories	283.8	272.2
Accounts receivable	471.1	451.5
Other receivables	17.2	14.6
Taxation and social security	24.8	21.8
Prepayments and accrued income	23.4	19.2
Cash and cash equivalents	216.1	233.6

Total current assets	1,036.4	1,012.9

TOTAL ASSETS	3,639.3	3,643.3

Group equity	111.6	125.3

Shareholders’ loans	640.3	628.0

Provisions	270.6	272.3

Long-term liabilities	2,005.6	2,001.8

Current liabilities
Bank overdrafts	2.4	1.4
Short-term portion of long-term liabilities	106.8	107.4
Accounts payable	253.1	291.3
Other payables	16.9	9.5
Taxation and social security	41.7	38.0
Accrued interest	37.8	28.8
Other accrued expenses and deferred income	152.5	139.5

Total current liabilities	611.2	615.9

TOTAL EQUITY AND LIABILITIES	3,639.3	3,643.3

* unaudited

Kappa Packaging
Group equity

The changes in group equity (*) are as follows:

(€ in millions)	Group equity	Shareholders’ Equity	Minority interests

Balance at January 1, 2003	125.3	124.0	1.3

Net result	2.5	2.5	—
Translation differences	(16.2)	(16.2)	—

Balance at March 31, 2003	111.6	110.3	1.3

* unaudited

Kappa Packaging
Consolidated statements of cash flow

(€ in millions)	January 1, – March 31, 2003*	January 1, – March 31 2002*

Cash flow from commercial operations	55.5	79.2

Interest paid	(30.1)	(52.6)
Income taxes paid	(5.3)	(3.6)

Net cash flow from operating activities	20.1	23.0

Cash flow from investing activities
Net investment in tangible fixed assets	(31.9)	(34.6)
Net investment in financial fixed assets	0.2	0.5
Net investment in intangible fixed assets	(0.7)	(0.6)
Acquisition of Group companies	(1.1)	—

Net cash flow from investing activities	(33.5)	(34.7)

Cash flow before financing activities	(13.4)	(11.7)

Cash flow from financing activities
Net change in long-term liabilities	(1.6)	—
Net change in bank overdrafts	1.0	(4.6)

Net cash flow from financing activities	(0.6)	(4.6)

Change in cash and cash equivalents	(14.0)	(16.3)

Cash and cash equivalents beginning of period	233.6	217.6

Cash from acquisitions	0.2	—

Translation movements on cash and cash equivalents	(3.7)	2.0

Cash and cash equivalents end of period	216.1	203.3

* unaudited

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (Kappa Packaging Subsidiaries).

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer’s debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group - Consolidating statement of income

First Quarter 2003 (€ in millions)	Consolidated		Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	720.9	—	720.9	—	—	—
Net change in work in progress and finished goods	11.0	—	11.0	—	—	—

Net sales including net change in work in progress and finished goods	731.9	—	731.9	—	—	—
Raw material costs	(255.3)	—	(255.3)	—	—	—
External services	(135.9)	—	(135.9)	—	—	—
Labor costs	(172.6)	—	(172.6)	—	—	—
Depreciation and amortization	(50.0)	—	(49.9)	(0.1)	—	—
Other operating costs, net	(51.7)	—	(51.4)	(0.3)	—	—

Total operating costs	(665.5)	—	(665.1)	(0.4)	—	—

Operating result	66.4	—	66.8	(0.4)	—	—

Interest income/ (expense)	(47.6)	—	(54.9)	(2.5)	9.8	—
Interest income/ (expense) Holding/ Beheer loan	—	—	—	—	(12.6)	12.6
Interest expense Shareholders’ loans	(12.3)	—	—	—	—	(12.3)

Income before income taxes	6.5	—	11.9	(2.9)	(2.8)	0.3
Income taxes	(4.1)	—	(5.7)	1.0	1.0	(0.4)
Income from participations	0.1	—	0.1	—	—	—
Minority interests	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	2.5	—	6.3	(1.9)	(1.8)	(0.1)
Share in earnings of subsidiaries	—	(13.3)	—	6.3	4.4	2.6

Net income/(loss) for the period	2.5	(13.3)	6.3	4.4	2.6	2.5

Kappa Packaging Group - Consolidating balance sheet

March 31, 2003 (€ in millions)	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Assets
Cash and cash equivalents	216.1	—	216.1	—	—	—
Accounts receivable	471.1	—	471.1	—	—	—
Other receivables	65.4	—	63.5	0.8	1.1	—
Inventories	283.8	—	283.8	—	—	—

Total current assets	1,036.4	—	1,034.5	0.8	1.1	—

Investments in Group companies	—	(485.3)	—	262.9	112.1	110.3
Loans to Group companies	—	(3,702.4)	—	2,365.7	1,336.7	—

Total investments and advances affiliates	—	(4,187.7)	—	2,628.6	1,448.8	110.3

Tangible fixed assets	1,633.3	—	1,633.3	—	—	—
Intangible fixed assets	876.2	—	847.5	21.1	7.6	—
Other non-current assets	93.4	—	59.0	34.4	—	—
	3,639.3	(4,187.7)	3,574.3	2,684.9	1,457.5	110.3

Liabilities
Bank overdrafts	2.4	—	2.4	—	—	—
Current portion of term loan facilities	101.8	—	—	101.8	—	—
Current portion of other long-term liabilities	5.0	—	5.0	—	—	—
Other current liabilities	502.0	—	464.2	24.8	13.0

Total current liabilities	611.2	—	471.6	126.6	13.0	—

Long-term debt due to Group companies	—	(3,702.4)	2,554.1	1,143.6	—	4.7
Term loan facilities	1,301.3	—	—	1,301.3	—	—
Senior subordinated loans	689.2	—	—	—	689.2	—
Other long-term debt	15.1	—	15.1	—	—	—

Total long-term liabilities	2,005.6	(3,702.4)	2,569.2	2,444.9	689.2	4.7

Provisions	270.6	—	270.6	—	—	—
Shareholders’ loans	640.3	—	—	—	—	640.3
Holding/Beheer Loan	—	—	—	—	645.0	(645.0)

Minority interests	1.3	—	—	1.3	—	—

Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(558.6)	256.2	151.2	151.2	152.9
Retained earnings	(3.1)	(26.6)	26.0	1.2	(0.6)	(3.1)
Cumulative translation adjustment	(40.3)	99.9	(19.3)	(40.3)	(40.3)	(40.3)

Total Shareholders’ equity	110.3	(485.3)	262.9	112.1	110.3	110.3
	3,639.3	(4,187.7)	3,574.3	2,684.9	1,457.5	110.3

Kappa Packaging - Consolidating statement of cash flow

January 1 - March 31, 2003 (€ in millions)	Consolidated	Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Cash flow from commercial operations	55.5	55.5	—	—	—

Interest paid	(30.1)	0.7	—	(30.8)	—
Income taxes paid	(5.3)	(5.3)	—	—	—

Net cash flow from operating activities	20.1	50.9	—	(30.8)	—

Cash flow from investing activities
Net investment in tangible fixed assets	(31.9)	(31.9)	—	—	—
Net investment in financial fixed assets	0.2	0.2	—	—	—
Net investment in intangible fixed assets	(0.7)	(0.7)	—	—	—
Net investment in Group companies	(1.1)	(1.1)	—	—	—

Cash flow from investing activities	(33.5)	(33.5)	—	—	—

Cash flow before financing activities	(13.4)	17.4	—	(30.8)	—

Cash flow from financing activities
Net change in long-term liabilities	(1.6)	(1.6)	—	—	—
Net change in bank overdrafts	1.0	1.0	—	—	—

Net cash flow from financing activities	(0.6)	(0.6)	—	—	—

Net change in intercompany accounts	—	(30.8)	—	30.8	—

Change in cash and cash equivalents	(14.0)	(14.0)	—	—	—

Cash and cash equivalents beginning of period	233.6	233.6	—	—	—
Cash from acquisitions	0.2	0.2	—	—	—
Translation movements on cash and cash equivalents	(3.7)	(3.7)	—	—	—
Cash and cash equivalents end of period	216.1	216.1	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The First Quarter 2003 Report has been prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

(€ in millions)	First Quarter 2003 *	First Quarter 2002 *

Net income/(loss) under Dutch GAAP	2.5	10.3

a) Goodwill adjustments - amortization	6.1	6.2
b) Fair value adjustment Alpha acquisition	0.6	—
c) Impairment long-lived assets	—	—
d) Restructuring and other provisions	(0.4)	(4.5)
e) Insurance loss provision	(1.3)	—
f) Other intangible fixed assets	0.1	0.4
g) Financial instruments	(5.7)	8.6
h) Pensions	(1.3)	(0.2)
i) Acquisition Kappa SCAO	—	—
Deferred tax on US GAAP adjustments	2.8	(1.0)

Net income/(loss) under US GAAP	3.4	18.5

(€ in millions)	March 31, 2003 *	December 31, 2002

Shareholders’ equity under Dutch GAAP	110.3	124.0

a) Goodwill adjustments – amortization	35.8	29.7
a) Goodwill adjustments – Alpha acquisition	58.9	58.9
b) Fair value adjustment Alpha acquisition	(82.0)	(82.6)
c) Impairment long-lived assets	(5.7)	(5.7)
d) Restructuring and other provisions	(106.7)	(106.3)
e) Insurance loss provision	3.7	5.0
f) Other intangible fixed assets	(1.3)	(1.4)
g) Financial instruments	(25.8)	(20.1)
h) Pensions	(3.1)	(1.8)
h) Pensions, additional minimum liability	(71.7)	(71.7)
h) Pensions, intangible assets	0.5	0.5
i) Acquisition Kappa SCAO	(0.7)	(0.7)
Deferred tax on US GAAP adjustments	97.8	95.0

Shareholders’ equity under US GAAP	10.0	22.8

* unaudited